July 9, 2009
BY OVERNIGHT MAIL AND BY EDGAR
Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:	E. I. du Pont de Nemours and Company Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 12, 2009 File No. 001-00815
Dear Ms.Blye:
     Below please find the response (the “Response”) of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”) to the comment (the “Comment”) set forth in the letter dated June 25, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated the Comment in italics.
You disclose on page 19, 27, 28, 31, 32, and elsewhere in the 10-K that you operate in Latin America, a region that is generally understood to include Cuba. We also are aware of a July 2008 news report that you signed an agreement with Nissan Middle East FZE to supply your leading refinish brands at the body repair facilities of all Nissan Service centers across the Middle East, a regional reference generally understood to encompass countries including Iran, Syria and Sudan. In addition, we are aware of a February 2009 news report indicating that The Goodyear Tire & Rubber Company has introduced a new tire made with DuPont Kevlar into the Middle East and Africa. Finally, we note that several drop down menus on your website allow nationals of Cuba, Iran, Sudan, and Syria to make business inquiries of you.
Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries or other direct or indirect arrangements. In this regard, address whether Nissan or Goodyear provide your products, components, equipment, technology, or services in Iran, Syria, or Sudan. Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, Syria or Sudan, or entities controlled by those governments.
DuPont complies with all applicable multinational and national laws and regulations governing cross-border trade, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”). DuPont has developed an extensive compliance program covering all consolidated subsidiaries, both foreign and domestic, in order to (1.) ensure compliance with laws regarding trade and investment, and (2.) balance the Company’s business opportunities against economic risks and foreign policy initiatives and concerns. The heart of the program is the DuPont Code of Conduct which addresses, among many issues, restrictions on trade. In addition, DuPont has an established “Policy on Trade with Potentially Sensitive Countries.” Under the Policy, the Company requires review of potential transactions with sensitive destinations by established committees that include appropriate regional legal representation.
As a result of DuPont’s Policy and compliance program, the Company’s interactions with Cuba, Iran, Sudan and Syria, discussed below, are very limited. However, certain DuPont products are industrial materials which could be incorporated into other products and possibly sold into these countries without the Company’s knowledge.
DuPont does not have any employees or direct or indirect consolidated subsidiaries in Cuba, Iran, Sudan or Syria. The Company does not have any properties or facilities in Iran, Sudan or Syria. As allowed under the U.S. trade laws, DuPont does use regional third party agents and attorneys to protect its intellectual property rights in these countries. DuPont’s limited contacts with these countries are described below.
Cuba
In 1964, DuPont’s filaments plant in Cuba was expropriated by the Castro government and DuPont subsequently filed a claim with the Foreign Claims Settlement Commission of the United States. In 1965, the U.S. Department of Justice certified the claim in the amount of $460,670 subject to 6% interest, trebling and attorneys’ fees and court costs. In July 2006, the Company received a communication from the Claims Commission stating that “there continues to be no prospect for a claims settlement in the foreseeable future.”

DuPont did not have any sales into Cuba during 2006, 2007 and 2008. The Company does not anticipate any sales into Cuba in 2009.
Iran
In the past, some of DuPont’s European subsidiaries were engaged, mostly through agents or distributors in selling limited, non-U.S. industrial products for the Iranian market. One of the Company’s European subsidiaries had a long term contract to sell automotive coatings for use in Iran. In 2005, DuPont decided to exit all of its business in Iran and attempted to withdraw from its contracts in an orderly fashion. Therefore, limited direct and indirect sales of non-U.S. products, mostly automotive coatings and finishes, titanium dioxide, disinfectant, and crop protection products, from foreign subsidiaries continued post 2005. All of these sales were in compliance with U.S. trade laws. In addition, DuPont has retained counsel through Lebanon to defend its Virkon® virucidal disinfectant trademark against infringement in Iran.
Sales to customers in Iran totaled approximately $12.8 million in 2006; $1.8 million in 2007 and $1.7 million in 2008. The Company does not anticipate any sales into Iran in 2009.
Sudan
At the request of the United States Agency for International Development, DuPont obtained a license from OFAC to sell Virkon® virucidal disinfectant to a distributor in Sudan for use in helping to control avian influenza. The license terminated on October 31, 2007.
DuPont, through a wholly owned, non-US subsidiary, recently entered into a confidential agreement to acquire a 20% minority interest in a foreign entity that sells about $5 million of foreign-sourced product into Sudan annually. This product is not used in military applications or for oil and power production.
A DuPont research scientist will travel to Sudan this summer as part of the U.S. trade and investment delegation sponsored by the U.S. Consulate General in Juba.
Under the license from OFAC, sales of Virkon® disinfectant into Sudan totaled approximately $33,000 in 2006 and $100,000 in 2007. The Company did not have any sales into Sudan in 2008 and does not anticipate any sales into Sudan in 2009.
Syria
DuPont’s non-U.S. subsidiaries may consider requests to sell non-U.S. products, mostly disinfectant, titanium dioxide, crop protection products and refinishes, into Syria if approved by DuPont’s European-based trade committee. This committee has established policies and procedures designed to ensure that sales into Syria are compliant with applicable trade laws and the Company’s policies.
Sales to customers in Syria totaled approximately $200,000 in 2006; $1.1 million in 2007 and $1.2 million in 2008.

NISSAN Middle East FZE
DuPont Performance Coatings, GmbH, a German subsidiary of DuPont, (“DPC Germany”), and Nissan Middle East, FZE in the United Arab Emirates, (“Nissan ME”), entered into an agreement in 2008. Under the agreement, DPC Germany agreed to supply non-U.S. sourced refinish products to Nissan ME authorized dealers through specified importers located in the Middle East. The agreement technically covers a territory defined to include Syria, but not Iran or Sudan. DPC Germany also agreed to provide application training to the Nissan ME authorized dealers in the territory as well as the specified importers. The Company does not believe that any DuPont products have been sold or services rendered directly or indirectly in Syria under this agreement.
The Goodyear Tire & Rubber Company
Under a global supply agreement with The Goodyear Tire & Rubber Company, DuPont and various subsidiaries sold Kevlar® fiber to specified Goodyear convertors that make tire fabric in the United States, Latin America, Europe, Japan and Canada. Although the supply agreement expired in February 2009, these sales continue. Goodyear has a trademark license to use the Kevlar® trademark in connection with these tires in specified countries not including Cuba, Iran, Sudan or Syria. The Company does not sell Kevlar® fiber to Cuba, Iran, Sudan or Syria under this arrangement.
Dropdown Menus on DuPont’s Website
DuPont’s website at www.dupont.com may be viewed by anyone with internet access. Several drop down menus invite viewers to contact the Company by completing and submitting an online form. Product orders are not accepted through this mechanism. The form requests contact information and the user must choose their country location from a drop down menu. The drop down menu is currently being modified so that it does not include countries identified as state sponsors of terrorism by the U.S. Department of State. As a result, references to Cuba, Iran, Sudan and Syria are being removed. However, regardless of who accesses DuPont’s website, the Company’s compliance program is designed to ensure that product sales and shipments are made in compliance with applicable multinational and national laws and regulations governing cross-border trade.
DuPont did not have any sales to Cuba in 2006, 2007 and 2008 and does not anticipate any in 2009. DuPont’s sales to Iran, Sudan and Syria constituted about 0.05 % of consolidated net sales in 2006; 0.01% in 2007 and 0.01% in 2008. These sales are not material to DuPont’s operations or financial results and the Company believes that its compliance program mitigates any potential investment or reputational risk that its limited contact with Cuba, Iran, Sudan and Syria may present.
In connection with our response to the Staff’s Comment, DuPont acknowledges the following:
•	DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.
Very truly yours,
Jeffrey L. Keefer
Executive Vice President & Chief Financial
Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-1000
Fax: (302) 774-7869